UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SOS Limited furnishes under the cover of Form 6-K the following:

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of SOS Limited to be held on August 11, 2025 (the “2025 EGM”)
99.2	Form of Proxy for the 2025 EGM
99.3	Depositary’s Notice of 2025 EGM
99.4	Voting Instructions of American Depositary Shares for the 2025 EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2025	SOS Limited
	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer

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